UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer—Empresa Brasileira de Aeronáutica S.A. (the “Company”), approved the following at a meeting held today:

The distribution of Interest on Shareholders’ Equity with respect to the fiscal year of 2009 in the amount of R$ 173.679.610,56 in accordance with the following conditions:

a.	holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0,24 per share, equal to R$ 0,96 per American Depositary Shares (ADSs). The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

b.	this interest on shareholders’ equity will be included in the calculation of the mandatory dividends to be distributed by the Company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

c.	record date for common shares negotiated in the São Paulo Stock Exchange (BM&FBovespa) is December 21, 2009 and for the ADSs negotiated on New York Stock Exchange (NYSE) is December 24, 2009;

d.	the common shares will be negotiated in the São Paulo Stock Exchange (BM&FBovespa), and New York Stock Exchange (NYSE) ex-interest rights as of December 22, 2009, inclusive;

e.	payment will be made in two equal installments of R$ 86.839.805,28 each, the first one in Brazil on July 20, 2010, and the holders of ADSs will be paid on July 27, 2010, the second one in Brazil on December 20, 2010 and the holders of ADSs will be paid in December 27, 2010, both without any compensation.

São José dos Campos, December 11, 2009

Luiz Carlos Siqueira Aguiar

Executive Vice-President & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2009

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer